

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

January 30, 2024

Na Mei
Chief Financial Officer
Yiren Digital Ltd.
28/F China Merchants Bureau Building, 118 Jianguo Road
Chaoyang District, Beijing 100022
The People's Republic of China

> **Re: Yiren Digital Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **Response dated November 17, 2023**
> **File No. 001-37657**

Dear Na Mei:

We have reviewed your November 17, 2023 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe this comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 13, 2023 letter.

Form 20-F for the Fiscal Year End December 31, 2022

Our Holding Company Structure and Contractual Arrangements with the Consolidated Variable Interest Entities, page 3

1. We note your response to our prior comment 1 and reissue the comment in part. We note your proposed disclosure that "we," "us," "our company" and "our" will refer to Yiren Digital Ltd., its subsidiaries, and, only in the context of describing your operations and consolidated financial information, the consolidated variable interest entities in China. Refrain from using terms such as "we" or "our" when describing activities or functions of a VIE. As such, please confirm that in future filings you will clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is

referencing and which subsidiaries or entities are conducting the business operations. Please include your revised proposed disclosure in your response letter.

 Please contact William Schroeder at 202-551-3294 or Ben Phippen at 202-551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance